UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

POINTSTAR ENTERTAINMENT CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

73085A 201
(CUSIP Number)

copy to: Clark Wilson LLP c/o Jonathan Lotz 800 - 885 West Georgia Street Vancouver, British Columbia V6C 3H1 (604) 687-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	73085A 201

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hassan Hans Badreddine
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
Other
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
27,000,000
	8	SHARED VOTING POWER
N/A
	9	SOLE DISPOSITIVE POWER
27,000,000
	10	SHARED DISPOSITIVE POWER
N/A
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30% based on 90 million shares of common stock issued and outstanding as of September 18, 2007
14		TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This Statement relates to shares in the common stock of the Issuer. The principal executive offices of the Issuer are located at Loft Office Building 3, Suite #104, P.O. Box 500449, Dubai, United Arab Emirates.

Item 2. Identity and Background

(a)	Hassan Hans Badreddine.

(b)	Mr. Badreddine is a resident of Lebanon with an address at P.O. Box 14 – 5422, Ein Mreisse Building 56, Beirut, Lebanon.
(c)	Mr. Badreddine is President and a director of the Issuer.
(d)	Mr. Badreddine has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)

Mr. Badreddine has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Badreddine is a citizen of the Netherlands.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Badreddine has acquired 27,000,000 shares in the common stock of the Issuer as of September 18, 2007. The transaction was effected pursuant to a letter agreement dated September 18, 2007, with Hans Bio Shaft Limited and the Issuer in respect of the sale and transfer of patent rights in respect of a certain waste water treatment plant system from Hans Bio Shaft Limited to the Issuer. The said shares were issued in partial consideration of the purchase price of the acquired patent rights. No funds were used by Mr. Badreddine to acquire the shares. Mr. Badreddine is the principal shareholder of Hans Bio Shaft Limited.

Item 4. Purpose of Transaction

The purpose of the transaction described above in Item 3 was for the Issuer to acquire the patent rights in respect of a certain waste water treatment plant system from Hans Bio Shaft Limited. Upon the close of the transaction, Mr. Badreddine became President and a director of the Issuer. Mr. Badreddine intends to seek other business opportunities for the Issuer unrelated to its current business.

Depending on market conditions and other factors, Mr. Badreddine may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Badreddine also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Badreddine does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)	As of September 18, 2007, the aggregate number and percentage of shares of the common stock of the Issuer beneficially owned by Mr. Badreddine is 27,000,000 shares, or approximately 30% of the Issuer.
(b)	Mr. Badreddine has the sole power to vote or direct the vote and to dispose or direct the disposition of 27,000,000 shares of the common stock of the Issuer.
(c)	Other than as described in Item 3 above, Mr. Badreddine has not effected any transaction in the shares of the common stock of the Issuer in the past sixty days.
(d)	N/A.
(e)	N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Mr. Badreddine and any other person with respect to any securities of the Issuer.

Item 7	Material to be Filed as Exhibits
10.1	Letter Agreement dated September 18, 2007 between Pointstar Entertainment Corp., Hans Bio Shaft Limited and Hassan Hans Badreddine.

[Remainder of page intentionally left blank; Signature page to follow]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2007
Dated
/s/ Hassan Hans Badreddine
Signature
Hassan Hans Badreddine
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CW1388490.2